VOLKSWAGEN AG



# Interim Report January–June 2002




WOB R 32

## Key Figures

| '000 units[1]/million € | 2nd quarter 2002 | 2nd quarter 2001 | % | 1st half 2002 | 1st half 2001 | % |
|---|---|---|---|---|---|---|
| **Volkswagen Group** | | | | | | |
| Deliveries to customers | 1,334 | 1,392 | – 4.2 | 2,514 | 2,658 | – 5.4 |
| of which: in Germany | 253 | 267 | – 4.9 | 478 | 513 | – 6.8 |
| abroad | 1,080 | 1,125 | – 4.0 | 2,035 | 2,145 | – 5.1 |
| Unit sales | 1,314 | 1,366 | – 3.8 | 2,495 | 2,723 | – 8.4 |
| of which: in Germany | 252 | 255 | – 1.4 | 462 | 504 | – 8.3 |
| abroad | 1,063 | 1,111 | – 4.3 | 2,033 | 2,219 | – 8.4 |
| Production | 1,334 | 1,359 | – 1.8 | 2,551 | 2,770 | – 7.9 |
| of which: in Germany | 457 | 471 | – 3.0 | 916 | 992 | – 7.6 |
| abroad | 877 | 888 | – 1.2 | 1,635 | 1,779 | – 8.1 |
| Workforce ('000 on 30.06.02/31.12.01) | | | | 321.5 | 322.1 | – 0.2 |
| of which: in Germany | | | | 165.5 | 166.3 | – 0.5 |
| abroad | | | | 156.0 | 155.8 | + 0.1 |
| Sales revenue | 22,794 | 23,016 | – 1.0 | 44,060 | 45,498 | – 3.2 |
| Operating profit | 1,402 | 1,156 | + 21.3 | 2,532 | 2,638 | – 4.0 |
| – as % of sales revenue | 6.2 | 5.0 | | 5.7 | 5.8 | |
| Profit before tax | 1,266 | 1,115 | + 13.5 | 2,263 | 2,360 | – 4.1 |
| – as % of sales revenue | 5.6 | 4.8 | | 5.1 | 5.2 | |
| Profit after tax | 776 | 624 | + 24.4 | 1,403 | 1,454 | – 3.5 |
| Earnings per ordinary share[2] | | | | | | |
| – undiluted in € | 2.02 | 1.65 | + 22.4 | 3.64 | 3.84 | – 5.2 |
| – diluted in € | 2.01 | 1.63 | + 23.3 | 3.63 | 3.79 | – 4.2 |
| **Automotive Division** | | | | | | |
| Investments in tangible and other intangible assets | 1,472 | 1,317 | + 11.8 | 2,803 | 2,602 | + 7.7 |
| – as % of sales revenue | 7.2 | 6.2 | | 7.1 | 6.2 | |
| Cash flows from investing activities | 2,146 | 1,981 | + 8.3 | 3,997 | 3,442 | + 16.1 |
| Cash flows from operating activities | 2,238 | 2,256 | – 0.8 | 4,690 | 3,740 | + 25.4 |
| Research and development costs[3] | 783 | 694 | + 12.8 | 1,205 | 1,244 | – 3.1 |

[1] Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts.
[2] For details of calculation see table on page 9.
[3] For details of calculation see table on page 11.

## Satisfactory half-year result despite difficult conditions in the automotive market and the world economy:

- Profit before tax 2,263 million € (= 5.1 % of sales revenue)
- Gross margin, reflecting earnings quality, up 1.1 percentage points against prior year comparative to 15.2 %
- Decline in sales revenue of – 3.2 %, lower than drop in unit sales of – 8.4 %
- In the Automotive Division cash flow from operating activities more than covered investing activities
- Net liquidity in the Automotive Division still positive, and up since the beginning of 2002; strong balance sheet as before
- Rating agencies continue to rate Volkswagen´s creditworthiness highly
- Inventories at ideal level; production in line with requirements
- Development programme and product investment proceed unchanged
- Earnings per ordinary share 3.64 €

### Share price development, June 2001 to June 2002*


Index
120
110
100
90
80
70
60
VW ordinary share
VW preferred share
DAX (German share index)
Index:
as at June 30, 2001 = 100
July Aug. Sept. Oct. Nov. Dec. Jan. Feb. March April May June

| | June 2001 | September 2001 | December 2001 | March 2002 | June 2002 |
|---|---|---|---|---|---|
| VW ordinary share (€) | 55.50 | 39.05 | 52.50 | 60.46 | 48.80 |
| VW preferred share (€) | 36.39 | 26.37 | 34.85 | 40.50 | 32.90 |
| DAX (German share index) | 6,058 | 4,308 | 5,160 | 5,397 | 4,383 |

* Month-end-prices (XETRA).

## Explanation of Group structure

Since January 2002 the Group has been structured in the following business lines:

- The Volkswagen brand group with the Volkswagen Passenger Cars, Škoda, Bentley and Bugatti product lines
- The Audi brand group with the Audi, SEAT and Lamborghini product lines
- Commercial Vehicles
- Financial Services and Europcar
- Remaining companies (financing and other companies)

In the Volkswagen Group's interim consolidated financial statements (pages 12 ff.) we present the income statement, the balance sheet and the cash flow statement broken down by the primary segments Automotive and Financial Services.

## Economic trend

There was a slight upturn in the world economy in the first half of 2002, driven in particular by the recovery in the USA. The economic situation in South America continued to be affected by the serious crisis in Argentina. In Japan the deflationary trend persisted. The economic upturn in the Euro zone was limited, though the Euro did appreciate substantially against the US Dollar. Economic growth in Germany was weak.

## Deliveries to customers

In the first half-year 2002, against a background of persisting weakness in world markets, the Volkswagen Group sold a total of 2,513,517 vehicles, 5.4 % down on the prior year comparative period. The Group's share of new vehicle registrations worldwide fell slightly to 11.9 (12.3) %, though the decrease in sales was less marked in the second quarter of 2002 than in the first. The Volkswagen Group has continued its strategy of maintaining the value of its products, and has engaged to a lesser degree than the competition in the type of incentive schemes commonly seen in the market.

As a result of declining overall demand, Group sales in the Europe/Rest of the World Region fell by 7.7 % against the comparative first half of 2001 to 1,675,786 units. There was still no sign of recovery in the German passenger car market (– 3.9 %). With a 29.6 (30.0) % share of new vehicle registrations, the Volkswagen Group maintained its position as the market leader in Germany. A key factor in maintaining this strong position was the substantial increase in sales of the new Polo, which is now fully available. In Western European markets (including Germany) new vehicle registrations declined in the first six months (– 4.5 %). Nevertheless, with an 18.2 (18.9) % share, Volkswagen again upheld its number one position in Western Europe. A strong contributing factor in this was the healthy level of sales of the Audi A4. In Central and Eastern Europe the sales of the Volkswagen Group remained below the high levels of the prior year. Sales in the Rest of the World marketing region remained unsatisfactory, mainly owing to the ongoing weakness of the market in Turkey.

The Volkswagen Group increased its deliveries to customers in the North America Region by 1.6 % against the prior year comparative period to 330,470 units in the first six months of 2002. In the USA sales were slightly down on the prior year level (– 2.0 %). With a 9.5 (10.0) % share of the import market, Volkswagen remained the leading European automobile brand in the USA. Volkswagen Canada recorded fewer sales in the first half of the year than in the prior year comparative period. In the growing passenger car market in Mexico (+ 13.3 %), Volkswagen achieved a disproportionately high increase in sales. A major factor in this was strong growth in sales of the SEAT models. The market share of the Group's vehicles increased slightly to 25.8 (25.7) %.

Sales of the Volkswagen Group in the South America/South Africa Region fell substantially (– 17.2 %) against the prior year to 239,998 units, under the impact of the downward economic trend in

**Deliveries to customers**[1]

| | 2nd quarter | | | 1st half | | |
|---|---|---|---|---|---|---|
| '000 units[2] | 2002 | 2001 | % | 2002 | 2001 | % |
| Volkswagen brand group | 933 | 975 | – 4.3 | 1,750 | 1,872 | – 6.5 |
| Audi brand group | 327 | 338 | – 3.4 | 622 | 633 | – 1.7 |
| Volkswagen Commercial Veh. | 74 | 79 | – 6.3 | 141 | 153 | – 7.5 |
| **Volkswagen Group** | **1,334** | **1,392** | **– 4.2** | **2,514** | **2,658** | **– 5.4** |
| Europe/Rest of the World | 879 | 944 | – 6.8 | 1,676 | 1,815 | – 7.7 |
| North America | 178 | 179 | – 0.6 | 330 | 325 | + 1.6 |
| South America/South Africa | 121 | 147 | – 17.7 | 240 | 290 | – 17.2 |
| Asia-Pacific | 156 | 122 | + 27.5 | 267 | 228 | + 17.3 |

1) The year 2001 deliveries have been updated on the basis of statistical updates.
2) Each individual figure is rounded, so that minor dicrepancies may occur through the addition of these amounts.

South America. In Brazil the passenger car market declined by 13.0 %. Volkswagen's market share was 27.1 (29.0) %, maintaining its position as the leading automobile manufacturer. The ongoing economic crisis in Argentina meant that the downward trend in that market persisted (– 42.3 %). Volkswagen achieved a 15.1 (18.0) % market share. In South Africa sales of Volkswagen and Audi models increased by 3.6 %.

With a total of 267,263 vehicles sold, the Volkswagen Group achieved a strong 17.3 % increase in the Asia-Pacific Region in the first six months. In China Group sales rose by 20.3 %, reaffirming the Volkswagen Group's clear lead in this growth market. In the first half of 2002 the Japanese import market stagnated at the prior year level. Sales of Group vehicles grew by 5.1 %.

### Worldwide inventory development

Inventory levels were again reduced in the second quarter compared to end March 2002, and are well below the level at June 30 of the prior year. At the end of the first half of 2002, worldwide inventories at Group companies and within the dealership organization were only just above the level of December 31, 2001 (+ 14 thousand vehicles).

### Unit sales, production and workforce

In the first half-year 2002 the Volkswagen Group sold 2,495,212 vehicles (– 8.4 %) to its dealership organization. The proportion of vehicles sold in Germany remained steady at 18.5 %.

The Volkswagen Group responded to the persisting market weakness by reducing production to 2,550,726 units (– 7.9 %). Of the total production volumes, 35.9 (35.8) % was built in Germany. The production figure includes 23,258 Ford Galaxy units (– 18.5 %), which are likewise included in unit sales but not in deliveries to customers.

The number of people employed by the Group worldwide at June 30, 2002 decreased against the figure at the end of the prior year by 0.2 % to 321,507. In Germany the Group employed 165,534 people (– 0.5 %).

## Analysis by business line for the period from January 1 to June 30

| '000 units/million € | | Volkswagen brand group | Audi brand group | Commercial Vehicles | Financial Services/ Europcar | Remaining companies* | Volkswagen Group | |
|---|---|---|---|---|---|---|---|---|
| **Deliveries** | 2001 | 1,872 | 633 | 153 | | | 2,658 | |
| | 2002 | 1,750 | 622 | 141 | | | 2,514 | – 5.4 % |
| **Vehicle sales** | 2001 | 1,921 | 648 | 155 | | | 2,723 | |
| | 2002 | 1,751 | 609 | 135 | | | 2,495 | – 8.4 % |
| **Production** | 2001 | 1,952 | 657 | 162 | | | 2,770 | |
| | 2002 | 1,793 | 614 | 143 | | | 2,551 | – 7.9 % |
| **Sales revenue** | 2001 | 26,020 | 13,036 | 2,505 | 3,656 | 281 | 45,498 | |
| | 2002 | 24,189 | 12,720 | 2,372 | 4,514 | 265 | 44,060 | – 3.2 % |
| **Operating profit** | 2001 | 1,509 | 648 | 133 | 316 | 32 | 2,638 | |
| | 2002 | 1,520 | 583 | 61 | 347 | 21 | 2,532 | – 4.0 % |

* Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG, VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien Service GmbH, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH.

### Sales revenue and operating result by business lines

With unit sales down by 8.4 %, Group sales revenue declined in the first half of 2002 by 3.2 % on the previous year. However, in the second quarter of 2002 the reduction was lower than in the first three months of the year, namely a 3.8 % decline in unit sales and a 1.0 % decline in Group sales revenue. In the first half of 2002 only the Financial Services Division posted an increase in sales revenue versus the same period of last year.

In the first half 2002, all Group business lines achieved positive operating results. The measures in respect of revenue and costs optimization brought about a qualitative improvement in the gross margin of the Group. This was also further affected by positive influences resulting from pricing measures and material cost reductions.

In response to the current market situation the Volkswagen Group utilized the available flexible working time instruments to reduce production in line with demand, which led to a fall in unit sales in the first half. The Volkswagen brand group was able to use the above measures to reach the operating profit of the previous year. On account of up-front expenditures and the start-up of the new Seat Ibiza, the operating profit of the Audi brand group was below last year's level.

The Commercial Vehicles' result continued to be negatively impacted by increased up-front expenditures in respect of forthcoming model launches and also by the reduced volume. As a result, the first-half operating result fell clearly short of the 2001 level.

In spite of the negative impact resulting from the economic crisis in Argentina, the Financial Services Division showed a marked improvement in its first-half result compared with the previous year. This is accounted for by the steady growth of the Financial Services Division in Europe and North America.

### Analysis by market for the period from January 1 to June 30

| | 1st half | | | |
|---|---|---|---|---|
| | Sales revenue | | Operating profit | |
| million € | 2002 | 2001 | 2002 | 2001 |
| Europe/Rest of the World | 30,562 | 31,861 | 1,669 | 1,683 |
| North America | 8,803 | 8,389 | 815 | 784 |
| South America/South Africa | 2,367 | 3,069 | – 143 | 5 |
| Asia-Pacific* | 2,328 | 2,179 | 191 | 166 |
| **Volkswagen Group*** | **44,060** | **45,498** | **2,532** | **2,638** |

* The sales revenues and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific Region, as they are consolidated at equity.

### Sales revenue and operating result by markets

Reduced unit sales in the Europe/Rest of the World and South America/South Africa regions led in the first half of 2002 to lower sales revenues. Whereas in the Europe/Rest of the World Region in the second quarter sales revenue equalled that of the previous year, in the South America/South Africa Region the reduction in sales revenue continued as a result of the economic crisis. A higher level of unit sales led to sales revenue increases in the Asia-Pacific Region, and in North America the Financial Services Division generated an increase in sales revenue.

Although the sales revenue of the Volkswagen Group in Europe was down, the operating result was at the level of the previous year. In the North America and Asia-Pacific regions the result was also at last year's level. In South America/South Africa, the economic crisis in South America, especially in Argentina, led to first-half losses, which were, however, less substantial in the second quarter than in the first.

### Sales revenue of the Volkswagen Group

Sales revenue of the Volkswagen Group fell in the reporting period to 44,060 million € (– 3.2 %), primarily as a result of the ongoing market weakness in Germany and in South America. Unit sales to the dealership organization, which determine the level of revenue, were managed in line with market conditions. The proportion of total sales revenue generated outside Germany rose by 0.3 percentage points to 72.7 %. Sales revenue declined by less than unit sales; this is primarily due to the substantial increase in revenue from the Financial Services Division, the trend towards higher-quality vehicles and equipment specifications, and price adjustments.

## Earnings development

In the core automotive business the Group as a whole increased its gross profit in the first half of 2002 by 4.3 % over the previous year to 6,681 million €. The qualitative improvement in the gross margin in the first six months of 2002 of 1.1 percentage points to 15.2 % is largely due to the sustainable impact of pricing measures, increased demand for a higher level of equipment as well as lower material and logistics costs. Distribution costs in the Group rose by 149 million € to 3,638 million € as a result of increased marketing expenditures, especially in the US market. Administrative expenses in the period under review increased by 6.3 % to 1,084 million €. This increase was marginally above the increase in sales revenue, resulting primarily from increased financing activities. Negative exchange rate effects led to a reduction in other operating result to – 76 million €. The operating profit was 2,532 million €, a fall of 4.0 %.

The financial result showed a slight improvement over the same period of last year. Lower devaluation losses were set against increased accumulation of pension provisions and other long-term provisions. Profit before tax was 2,263 million € (– 4.1 %); profit after tax was 1,403 million € (– 3.5 %).

**Profit before tax by quarters Volkswagen Group**



million €
1,750
1,500
1,250
1,000
750
500
250
1,245
1,115
1,361
688
997
1,266
1st quarter 2001
2nd quarter 2001
3rd quarter 2001
4th quarter 2001
1st quarter 2002
2nd quarter 2002
3rd quarter 2002
4th quarter 2002

### Earnings per share*

| | | 2nd quarter | | 1st half | |
|---|---|---|---|---|---|
| | | 2002 | 2001 | 2002 | 2001 |
| Weighted average number of outstanding shares in million | | | | | |
| – undiluted: | ordinary shares | 277.8 | 271.4 | 277.8 | 271.4 |
| | preferred shares | 105.2 | 105.2 | 105.2 | 105.2 |
| – diluted: | ordinary shares | 279.0 | 276.0 | 278.9 | 276.1 |
| | preferred shares | 105.2 | 105.2 | 105.2 | 105.2 |
| Profit in million € | | | | | |
| – Profit after tax | | 776 | 624 | 1.403 | 1,454 |
| – Minority interests | | 2 | 3 | 2 | 3 |
| – Net profit attributable to share-holders of VOLKSWAGEN AG | | 774 | 621 | 1,401 | 1,451 |
| Earnings per share in € | | | | | |
| – undiluted: | ordinary share | 2.02 | 1.65 | 3.64 | 3.84 |
| | preferred share | 2.02 | 1.65 | 3.70 | 3.90 |
| – diluted: | ordinary share | 2.01 | 1.63 | 3.63 | 3.79 |
| | preferred share | 2.01 | 1.63 | 3.69 | 3.85 |

* Change of calculation method in 2002, thus adjustment for the first quarter (ordinary shares + 0.01 €, preferred shares - 0.02 €).

### Earnings per share

Undiluted earnings per share are calculated by dividing the share of earnings attributable to the shareholders of VOLKSWAGEN AG for the reporting period by the average number of shares in issue in that period. New shares resulting from options being exercised were included on a pro rata basis from the date of exercise. Shares acquired in the course of buy-backs were deducted as from the date of acquisition.

Diluted earnings per share were determined taking account of options which can be exercised in connection with the issue of convertible bonds as part of the second tranche of the existing share option plan and arising from the 1986 option bond expiring on August 1, 2001.

### Outlook

Our previous earnings forecast for the full year 2002 was based on the premise that economic conditions in the USA and Western Europe would pick up in the second half of the year. There is as yet no sign of such a recovery in particular in Western Europe. Moreover, the exchange rate with the US Dollar has developed in a way which is detrimental to our export business. A further factor has been the economic trend in Brazil, which has unexpectedly taken a downward turn. Overall, this means that at present we expect sales volumes of just under five million units for the full year 2002.

Despite the continuing lack of impetus for growth and the intensified competitive pressure, we still expect to achieve a pre-tax profit in the range of 4 billion € in 2002, based on our success in cost-cutting.

## Investments in tangible assets and cash flow in the Automotive Division

In the first half of 2002 the investments in tangible assets of the Automotive Division amounted to 2,803 million € (+ 7.7 %). This increase reflects expenditure for expansion of the product range and the accompanying modernization of the production facilities. In the first half this primarily related to the Škoda Superb, the multi-purpose vehicle in the Golf class, and the Touareg. Further investments were in respect of the successors to current model series such as the Golf and the Audi A8, and start of operations at the "Gläserne Manufaktur" in Dresden factory.

Once again all capital investments were financed from cash flow, which increased markedly by 25.4 % to 4,690 million €, in the core automotive business.

## Net liquidity

On June 30, 2002 the net liquidity of the Volkswagen Group totalled – 34.5 billion €. In the Financial Services Division, net debt increased as a result of the additional capital requirement from the further expansion in financial services business to 37.3 billion € (+ 1.6 billion €).

In the first half of 2002 the Automotive Division reported a positive net liquidity in the amount of 2.8 billion €, an increase on the beginning of the year. The net liquidity of the Volkswagen, Audi and Commercial Vehicles brand groups – adjusted for the negative liquidity of the financing and other companies – was 7.6 billion €.

## Ratings

Leading rating agencies again rated the creditworthiness of Volkswagen highly in the second quarter of 2002. Both Standard & Poor's (long-term: A+/short-term: A 1) and Moody's Investors Service (long-term: A 1/short-term: P 1) reaffirmed their ratings. This means that a potentially high level of external financing on favourable conditions is potentially available to the Group.

### Analysis of net liquidity at June 30

| million € | Volkswagen Group | Automotive[1] | Financial Services/ Europcar |
|---|---|---|---|
| 2001 | – 31,411 | 4,216 | – 35,627 |
| 2002 | – 34,476 | 2,779 | – 37,255 |

| million € | Automotive companies | Remaining companies (financing and other companies)[2] |
|---|---|---|
| 2001 | 7,731 | – 3,515 |
| 2002 | 7,622 | – 4,843 |

[1] Including allocation of the consolidation positions between the Automotive and Financial Services divisions.
[2] Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG, VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien Service GmbH, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH incl. consolidation.

### Research and development costs in the Automotive Division

| million € | 1st half 2002 | 1st half 2001 | % |
|---|---|---|---|
| Total research and development costs | 1,758 | 1,752 | + 0.3 |
| of which: capitalized | 1,035 | 999 | + 3.5 |
| Capitalization ratio in % | 58.9 | 57.0 | |
| Amortization of capitalized development costs | 482 | 491 | – 1.9 |
| **Research and development costs as per *income statement*** | **1,205** | **1,244** | **– 3.1** |

Research and development costs remained practically unchanged. The slightly higher capitalization ratio, which had a corresponding positive impact on earnings, is directly attributable to how far advanced development activities are in individual projects.

### Financial services business continues to grow

The Financial Services Division continued its highly satisfactory, and stable, business trend. The number of finance, leasing and insurance contracts worldwide at the end of the first half-year 2002 had increased to 5,235,290, up 12.6 % on the prior year June 30th figure, representing 44 % of assets in the Group as a whole. The proportion of deliveries to customers which were financed and leased rose to 33.7 (28.8) %. Credit conditions were not relaxed. Volkswagen Bank *direct* again increased its deposits, up 25.2 % on the December 31, 2001 figure to 5,171 million €. The additional funding required as a result of the expanding business was financed primarily from outside capital, as is common in this sector; the proportion of internal refinancing was further reduced according to plan.

### Project 5,000 x 5,000

Implementation continues of the innovative employment concept known as 5,000 x 5,000, which was approved in August 2001. With this, Volkswagen is establishing a competitive new form of automotive production based in Germany. At the Wolfsburg plant the production facilities for the Minivan are currently being set up and put into operation. In the second quarter of 2002 the first of the 3,500 employees of Auto 5000 GmbH were employed. In addition, on June 11, 2002 the decision was taken to build the Microbus – a multi-purpose vehicle combining cutting-edge design and a high level of functionalism with the comfort of a saloon – at the Hanover plant. In this way a further 1,500 jobs will be created on the basis of this tariff model which is unique in Germany.

**VOLKSWAGEN AKTIENGESELLSCHAFT**

The Board of Management
Wolfsburg, July 2002

## Income statement by division for the period from January 1 to June 30

| million € | Volkswagen Group | | Automotive[1] | | Financial Services | |
|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Sales revenue[2] | 44,060 | 45,498 | 39,546 | 41,842 | 4,514 | 3,656 |
| Cost of sales[2] | 37,379 | 39,094 | 33,239 | 35,722 | 4,140 | 3,372 |
| **Gross profit of Automotive Division** | **6,681** | **6,404** | **6,307** | **6,120** | **374** | **284** |
| **Gross profit of Financial Services Division[3]** | **649** | **689** | **– 107** | **17** | **756** | **672** |
| Distribution costs | 3,638 | 3,489 | 3,335 | 3,199 | 303 | 290 |
| Administrative expenses | 1,084 | 1,020 | 749 | 715 | 335 | 305 |
| Other operating result | – 76 | 54 | 69 | 99 | – 145 | – 45 |
| **Operating profit** | **2,532** | **2,638** | **2,185** | **2,322** | **347** | **316** |
| Financial result | – 269 | – 278 | – 299 | – 293 | 30 | 15 |
| **Profit before tax** | **2,263** | **2,360** | **1,886** | **2,029** | **377** | **331** |
| Income tax expense | 860 | 906 | 722 | 750 | 138 | 156 |
| **Profit after tax** | **1,403** | **1,454** | **1,164** | **1,279** | **239** | **175** |

## Income statement by division for the period from April 1 to June 30

| million € | Volkswagen Group | | Automotive[1] | | Financial Services | |
|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Sales revenue[2] | 22,794 | 23,016 | 20,351 | 21,092 | 2,443 | 1,924 |
| Cost of sales[2] | 19,293 | 19,847 | 17,076 | 18,075 | 2,217 | 1,772 |
| **Gross profit of Automotive Division** | **3,501** | **3,169** | **3,275** | **3,017** | **226** | **152** |
| **Gross profit of Financial Services Division[3]** | **307** | **363** | **– 58** | **4** | **365** | **359** |
| Distribution costs | 1,899 | 1,833 | 1,736 | 1,676 | 163 | 157 |
| Administrative expenses | 569 | 517 | 390 | 357 | 179 | 160 |
| Other operating result | 62 | – 26 | 122 | 21 | – 60 | – 47 |
| **Operating profit** | **1,402** | **1,156** | **1,213** | **1,009** | **189** | **147** |
| Financial result | – 136 | – 41 | – 153 | – 53 | 17 | 12 |
| **Profit before tax** | **1,266** | **1,115** | **1,060** | **956** | **206** | **159** |
| Income tax expense | 490 | 491 | 448 | 419 | 42 | 72 |
| **Profit after tax** | **776** | **624** | **612** | **537** | **164** | **87** |

1) Including allocation of the consolidation between the Automotive and Financial Services divisions.
2) Income and expenses from operating leases of the Financial Services Division are included in the sales revenue and cost of sales.
3) Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and from finance leases.

## Balance sheet by division as at June 30, 2002 and December 31, 2001

| million € | Volkswagen Group | | Automotive[1] | | Financial Services | |
|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Non-current assets | 32,740 | 32,330 | 32,435 | 32,010 | 305 | 320 |
| Leasing and rental assets | 8,039 | 7,284 | 168 | 169 | 7,871 | 7,115 |
| Current assets[2)3)] | 66,109 | 64,810 | 27,630 | 26,065 | 38,479 | 38,745 |
| **Total assets** | **106,888** | **104,424** | **60,233** | **58,244** | **46,655** | **46,180** |
| Capital and reserves | 24,106 | 23,995 | 20,182 | 20,241 | 3,924 | 3,754 |
| Minority interests | 48 | 53 | 48 | 53 | – | – |
| Provisions[2)] | 24,770 | 24,081 | 23,004 | 22,429 | 1,766 | 1,652 |
| Liabilities[3)] | 57,964 | 56,295 | 16,999 | 15,521 | 40,965 | 40,774 |
| **Total capital** | **106,888** | **104,424** | **60,233** | **58,244** | **46,655** | **46,180** |

1) Including allocation of the consolidation between the Automotive and Financial Services divisions, primarily intra-Group loans.
2) Including deferred taxes.
3) Including prepayments and deferred charges and deferred income.

## Consolidated statement of changes in shareholders' equity

| million € | Subscribed capital | Capital reserve | Revenue reserves | of which currency adjustment | of which reserve for cash flow hedges | Accumu-lated profits | Total |
|---|---|---|---|---|---|---|---|
| **at January 1, 2001** | **1,071** | **4,296** | **13,690** | **– 275** | **165** | **2,314** | **21,371** |
| Capital increase | – | 4 | – | – | – | – | 4 |
| Net profit for the period | – | – | – | – | – | 1,454 | 1,454 |
| Allocation to reserves | – | – | 123 | – | – | – 123 | – |
| Dividend payments | – | – | – | – | – | – 464 | – 464 |
| Other changes | – | – | 89 | 219 | – 276 | 131 | 220 |
| **at June 30, 2001** | **1,071** | **4,300** | **13,902** | **– 56** | **– 111** | **3,312** | **22,585** |
| | | | | | | | |
| **at January 1, 2002** | **1,087** | **4,415** | **14,546** | **– 139** | **– 113** | **3,947** | **23,995** |
| Capital increase | – | – | – | – | – | – | – |
| Net profit for the period | – | – | – | – | – | 1,403 | 1,403 |
| Allocation to reserves | – | – | 175 | – | – | – 175 | – |
| Dividend payments | – | – | – | – | – | – 503 | – 503 |
| Other changes | – | – | – 853 | – 752 | 104 | 64 | – 789 |
| **at June 30, 2002** | **1,087** | **4,415** | **13,868** | **– 891** | **– 9** | **4,736** | **24,106** |

## Cash flow statement by division for the period January 1 to June 30

| million € | Volkswagen Group | | Automotive[1] | | Financial Services | |
|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| **Profit before tax** | **2,263** | **2,360** | **1,886** | **2,029** | **377** | **331** |
| Income taxes paid | – 614 | – 670 | – 414 | – 566 | – 200 | – 104 |
| Depreciation | 3,455 | 3,216 | 2,787 | 2,710 | 668 | 506 |
| Change in pension provisions | 225 | 243 | 221 | 238 | 4 | 5 |
| Other expenses/income not affecting cash flow[2] | – 248 | – 93 | – 284 | – 41 | 36 | – 52 |
| **Gross Cash flow** | **5,081** | **5,056** | **4,196** | **4,370** | **885** | **686** |
| Change in working capital | 824 | 90 | 494 | – 630 | 330 | 720 |
| *Change in inventories* | *– 425* | *– 1,296* | *– 434* | *– 1,298* | *9* | *2* |
| *Change in receivables* | *– 1,346* | *– 1,209* | *– 1,233* | *– 1,638* | *– 113* | *429* |
| *Change in liabilities* | *2,284* | *1,809* | *1,854* | *1,523* | *430* | *286* |
| *Change in other provisions* | *311* | *786* | *307* | *783* | *4* | *3* |
| **Cash flows from operating activities** | **5,905** | **5,146** | **4,690**[3] | **3,740**[3] | **1,215** | **1,406** |
| **Cash flows from investing activities** | **– 7,701** | **– 7,615** | **– 3,997** | **– 3,442** | **– 3,704** | **– 4,173** |
| **Net Cash flow** | **– 1,796** | **– 2,469** | **693** | **298** | **– 2,489** | **– 2,767** |
| Change in investments in securities | 220 | – 492 | 231 | – 267 | – 11 | – 225 |
| **Cash flows from financing activities** | **1,654** | **3,606** | **– 477** | **747** | **2,131** | **2,859** |
| Cash flows from changes in exchange rates and to the scope of consolidation | – 116 | 37 | – 85 | 42 | – 31 | – 5 |
| **Change in cash and cash equivalents** | **– 38** | **682** | **362** | **820** | **– 400** | **– 138** |
| **Cash and cash equivalents at June 30**[4] | **4,247** | **2,838** | **3,801** | **2,480** | **446** | **358** |
| Securities and loans | 4,279 | 5,343 | 3,826 | 4,529 | 453 | 814 |
| **Gross liquidity** | **8,526** | **8,181** | **7,627** | **7,009** | **899** | **1,172** |
| Total third-party borrowings | – 43,002 | – 39,592 | – 4,848 | – 2,793 | – 38,154 | – 36,799 |
| **Net liquidity at June 30** | **– 34,476** | **– 31,411** | **2,779** | **4,216** | **– 37,255** | **– 35,627** |
| *– for information purposes at January 1* | *– 33,928* | *– 27,496* | *2,701* | *3,698* | *– 36,629* | *– 31,194* |
| Adjustments for the negative net liquidity of financing and other companies | | | 4,843 | 3,515 | | |
| **Net liquidity in the core automotive business at June 30** | | | **7,622** | **7,731** | | |

1) Including allocation of the consolidation positions between the Automotive and Financial Services divisions.
2) Primarily valuation of financial instruments at market value and valuation of investments at equity.
3) Before consolidation of intra-Group relationships 4,695 (4,288) million €.
4) Cash and cash equivalents comprise cash at banks, cheques, cash on hand and deposits at the German Federal Bank.

## Accounting to IAS

In its latest annual financial statements the Volkswagen Group for the first time utilized the option of exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law as laid down in Section 292a of the German Commercial Code (HGB) and prepared consolidated financial statements conforming to the International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and the interpretations of the Standard Interpretations Committee (SIC). Accordingly, this Interim Report to June 30, 2002 was likewise prepared in conformance to IAS 34.

## Accounting and valuation methods

In the preparation of the Interim Report and the presentation of the comparative figures for the previous year, the same consolidation principles and accounting and valuation methods were used as for the Group financial statements 2001. A detailed description of these methods is published in the notes to our Annual Report 2001. It can be accessed on the internet at www.volkswagen-ir.de.

## Scope of consolidation

In addition to VOLKSWAGEN AG, the consolidated Group companies comprise all major companies in Germany and abroad of which VOLKSWAGEN AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). In the first half-year 2002 there were no changes to the scope of consolidated companies.

## Dividend payment

In the second quarter of 2002 VOLKSWAGEN AG paid out to its shareholders the dividend for the 2001 financial year approved at the Annual General Meeting on April 16, 2002 in the total amount of 495.9 million € (ordinary shares: 352.8 million €; preferred shares: 143.1 million €).

## Cash flow statement

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, cheques, cash on hand and deposits at the German Federal Bank. The net liquidity is presented in detail on page 10 of this Report.

## Fourth tranche of the share option plan issued

In 1999 VOLKSWAGEN AG initiated a share option plan, authorized by the Annual General Meeting. This plan is offered as a performance incentive not only to the workforce but also to management and the Board of Management at large. In view of the challenging target conversion prices for the first and second tranches of the share option plan currently eligible for conversion, no exercise of conversion rights was possible by the end of the reporting period.

With the consent of the Supervisory Board, the Board of Management has issued a fourth tranche, offering convertible bonds which entitle those eligible to an allocation of up to 5.74 million ordinary shares. The subscription period extended from May 21, 2002 to June 18, 2002. The conversion price at the beginning of the first conversion period starting on June 19, 2004 is 56.67 € per ordinary share, and increases on the dates of publication of the quarterly reports January to September 2004 to 59.25 €; January to September 2005 to 61.82 €; and January to September 2006 to 64.40 €. The five-year term of the fourth tranche ends on June 11, 2007.

## Matters of special note

No matters of special note occurred after the end of the first half-year 2002.

**Scheduled dates (subject to change):**

| | |
|---|---|
| Interim Report January to September 2002: | October 30 |
| Annual Press Conference 2003: | March 11 |
| International Investors' Conference 2003: | March 11 |
| Annual General Meeting of Shareholders 2003: | April 24 |

**Published by:**

VOLKSWAGEN AG
Finanz-Analytik und -Publizität
Brieffach 1848-2
38436 Wolfsburg
Germany
Phone: + 49 53 61 9-0
Fax: + 49 53 61 9-2 82 82

**Investor Relations:**

VOLKSWAGEN AG
Investor Relations
Brieffach 1849
38436 Wolfsburg
Germany
Phone: + 49 53 61 9-4 98 43
Fax: + 49 53 61 9-3 04 11

VOLKSWAGEN AG
Investor Relations
17C Curzon Street
London W1J 5HU
Phone: + 44 20 7290 7820
Fax: + 44 20 7629 2405

The Interim Report is also available on the Internet, in German and English, at **www.volkswagen-ir.de**.

1058.809.469.20 · Printed in Germany